Mail Stop 4561

September 14, 2005

Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Amendment No. 5 to Form S-1
		Filed August 30, 2005
	File No. 333-122565

Dear Mr. Green:

We have reviewed your amendment and have the following comments.

General
1. In light of the restructuring undertaken in the third quarter of
2005 that resulted in the dismissal of over 100 employees and the closing of offices and your recent decision to sell a business in your Energy segment as describe on page 30, tell us what consideration was given to including a discussion in the business section of the material impact these changes have had on your business strategy. Why were reductions in forces limited to your U.S. operations and on what basis were office closings within the U.S. made? Does the company currently have any plans or commitments to acquire other businesses?
2. The revised disclosure indicates that whereas IHS had originally agreed to sell in a private placement an aggregate of $75 million of
Class A common shares at the initial public offering price to investment entities affiliated with General Atlantic LLC, the private placement agreement is now between the selling stockholders and the
General Atlantic entities. Please advise. In this regard, we note that your prior Stock Purchase Agreement with the General Atlantic entities is still listed as an exhibit, but we are unable to locate the new Stock Purchase Agreement or any registration rights agreement between IHS and the General Atlantic entities (see page 99). Please advise as to the exemption from registration being relied upon by the selling stockholders and the facts that make this exemption available. Ensure that your disclosure, for example, on pages 7 and
16, clearly indicates that the private placement is between the selling shareholders and the General Atlantic entities rather than between IHS and these entities.

Financial Statements

Note 20.  Earnings per Common Share, page F-34

3. As previously indicated, we believe that basic and diluted earnings per share are required for each class of common stock following paragraph 61 of SFAS 128. While we note that you have included disclosure on the face of the income statement to indicate that the Basic and Diluted per share amounts are for both Class A and
Class B, it does not appear that you have presented the weighted average shares for each class of common stock. We do not believe it is appropriate to aggregate both classes in the calculation of weighted average common shares outstanding. Also, we believe the disclosures set forth in paragraph 40(a) are required for both classes of common stock. This comment also applies to your interim presentation on page F-42.

4. Refer to your response to comment no. 11 in your May 9, 2005 response. For your Diluted EPS calculation for Class A, explain why the calculation of the allocation of your undistributed earnings to
Class A does not include all of undistributed earnings. In this regard, if the fully diluted Class A calculation assumes conversion of all of Class B into Class A, tell us why your numerator is not $13,133 and your denominator is not 56,151.

5. Show us your computation of your earnings per share for Class A and Class B using the two-class method as of May 31, 2005.

Note 1. Basis of Presentation and Significant Accounting Policies
Stock-based Compensation
Current Period Activity, page F-41

6. Provide us the details of any additional equity-based grants following May 31, 2005 through the date of your next response. Include the type of grant, grant date, number of shares, exercise price, if any, and their respective fair values. Describe how the fair values of the securities were determined and compare and contrast this to the expected initial public offering price range. Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Note 6. Deferred Stock Units and Restricted Shares with Put
Rights,
page F-46

7. Your disclosures on page F-46 suggest that you believe the fair value of your common stock was $12 per share on May 31, 2005. Please explain the basis for this valuation in light of the fact that your
S-1 amendment filed May 20, 2005 indicated an IPO price range between
$14.50 and $16.50 and disclosures in MD&A indicated that the increase in the range related in part to an improvement in your financial results, increases in the organic growth rate in your revenues and increased adjusted EBITDA (see disclosures on page 32 of your S-1 amendment filed May 20, 2005). We note similar improvements disclosed in MD&A in your S-1 amendment filed August 30, 2005. Please explain the reasons why you believe the fair value of your common stock has not changed since January 2005.

8. Explain the reasons for the change in amounts associated with the
Deferred Stock Units and Restricted Shares with Put Rights on your balance sheet from November 30, 2004 to May 31, 2005.

Note 7.  Subsequent Event, page F-47

9. We note disclosure on page 30 that during the third quarter of 2005, you classified a business in your Energy segment as being held for sale and that the related results of operations will be presented as discontinued operations in your statement of operations. Explain why you have not provided disclosure of this as a subsequent event.

10. Tell us why it is appropriate for you to classify this business as held for sale following paragraph 30 of SFAS 144. In this regard, clarify why the timing and feasibility of completing the sale are not known. Tell us why you believe you meet the criteria in paragraph 30(d) of SFAS 144, where the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.

11. If classification of this business as held for sale and discontinued operations is appropriate:
a. Provide the disclosures required by paragraph 47(a) of SFAS 144 following paragraph 33 of SFAS 144;
b. Explain why you only intend to present the discontinued operations in your unaudited statements of operations. Explain why you will not present the discontinued operations in your audited financial statements for the periods presented; and
c. Tell us why you have not presented pro forma financial statements for all periods presented to give effect to this classification. In this regard, pro forma presentation of all periods is required for discontinued operations that are not yet required to be reflected in the historical financial statements.

ITEM 13.  Other Expenses of Issuance and Distribution, page II-1

12. Tell us how you have accounted for the expenses associated with your offering. If you have treated them as deferred offering costs, tell us how your accounting complies with SAB Topic 5A, given that you have experienced a postponement of your initial public offering in excess of 90 days.

Exhibit 23.1, Consent of Independent Registered Public Accounting
Firm

13. It appears Amendment no. 5 to the Registration Statement was filed on August 30, 2005.  Clarify the reference to August 22,
2005
in this consent.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    You may contact Lisa Mitrovich, Assistant Chief Accountant, at 202-551-3453, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  212-450-3662
      Richard J. Sandler, Esq.
      Mark Schwartz, Esq.
      Davis Polk & Wardwell


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Stephen Green
IHS, Inc.
September 15, 2005
Page 4